FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

NETEASE.COM, INC.

Form 6-K

TABLE OF CONTENTS

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Third Quarter of 2008, dated November 13, 2008	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: November 13, 2008

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Third Quarter 2008

Unaudited Financial Results

(Beijing – November 13, 2008) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2008.

William Ding, Chief Executive Officer and Director of NetEase commented, “We believe that the online gaming industry in China continues to enjoy healthy growth and shows no obvious signs of slowing. NetEase’s online game business performed well in the third quarter due to the continued popularity of Fantasy Westward Journey (FWJ), a leading MMORPG in China. FWJ reached a new high of 2.3 million peak concurrent users in August as a result of the successful launch of a series of in-game marketing events during the summer holidays. Our game pipeline remains strong through the release of expansion packs of our existing flagship games and the development of new games. For example, we launched a new expansion pack for Tianxia II on September 24, 2008, and both the number of online players and consumption level have reached expectations and showed healthy growth since the commencement of its open beta testing on June 6, 2008. During the quarter, we commenced the closed beta testing of Heroes of Tang Dynasty, a history-based and adventure role-playing game, and the open beta testing of Legend of Westward Journey, an item-based version of our popular Westward Journey game series. We are also selectively considering licensing opportunities, such as the one we signed in the third quarter with Blizzard Entertainment, to further penetrate the online game market.”

Mr. Ding continued, “The advertising revenue increase in the third quarter reflected the Company’s on-going effort in strengthening the content of its portal. During the quarter, we made enhancements to our e-mail, blog and search products, and raised the overall users’ experience to a new level to attract and engage new users. We plan to continue to improve our service offerings and content to further enhance our leadership position in the market.”

Mr. Ding further remarked, “We believe that the outlook for the China Internet market still looks positive and is expected to show healthy growth for 2009, as a result of the rapid expansion of Internet users, the increasing popularity of e-commerce and the continued shift in advertising revenue to the Internet from traditional media advertising.”

Third Quarter 2008 Financial Results

Revenues

Total revenues for the third quarter of 2008 were RMB806.6 million (US$118.8 million), compared to RMB715.9 million (US$105.4 million) and RMB571.1 million (US$84.1 million) for the preceding quarter and the third quarter of 2007, respectively.

Revenues from online games were RMB675.1 million (US$99.4 million) for the third quarter of 2008, compared to RMB595.0 million (US$87.6 million) and RMB468.7 million (US$69.0 million) for the preceding quarter and the third quarter of 2007, respectively.

Revenues from advertising services were RMB113.0 million (US$16.6 million) for the third quarter of 2008, compared to RMB103.9 million (US$15.3 million) and RMB85.5 million (US$12.6 million) for the preceding quarter and the third quarter of 2007, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB18.5 million (US$2.7 million) for the third quarter of 2008, compared to RMB16.9 million (US$2.5 million) for each of the preceding quarter and the third quarter of 2007.

Gross Profit

Gross profit for the third quarter of 2008 was RMB631.3 million (US$93.0 million), compared to RMB722.8 million (US$106.5 million) and RMB441.9 million (US$65.1 million) for the preceding quarter and the third quarter of 2007, respectively. The quarter-over-quarter decrease was primarily attributable to the receipt of a business tax refund of RMB146.8 million (US$21.6 million) in June 2008 and increased content costs arising from Olympic-related price increases by content providers. The decrease was partially offset by increased online game and advertising services revenues in the current quarter. The year-over-year increase in gross profit was primarily driven by increased online game and advertising services revenues, partially offset by higher content costs and higher staff related costs resulting from increased headcount in the current quarter. The quarter-over-quarter increase in online game revenue in the third quarter of 2008 was primarily attributable to certain FWJ-related in-game marketing activities launched during the summer holidays of 2008. The year-over-year increase in online game revenue was primarily attributable to both FWJ-related marketing activities in 2008 and the successful launch of an expansion pack for FWJ in late September of 2007. The quarter-over-quarter and year-over-year increases in advertising revenue were primarily attributable to higher demand for advertising services during the third quarter of 2008.

Gross Profit Margin

Gross profit margin for the online game business for the third quarter of 2008 was 89.7%, compared to 91.2% and 89.4% for the preceding quarter and the third quarter of 2007, respectively. The quarter-over-quarter decrease in gross profit margin was primarily due to the business tax refund received in the preceding quarter as mentioned above. The year-over-year gross profit margin remained relatively stable.

Gross profit margin for the advertising business for the third quarter of 2008 was 26.9%, compared to 52.6% and 54.0% for the preceding quarter and the third quarter of 2007, respectively. The quarter-over-quarter and year-over-year decreases in gross profit margin were primarily due to increased content cost arising from Olympic-related price increases by content providers, partially offset by higher revenues.

Gross loss margin for the WVAS and others business for the third quarter of 2008 was 6.4%, compared to the gross profit margin of 28.8% and the gross loss margin of 33.3% for the preceding quarter and the third quarter of 2007, respectively. The quarter-over-quarter decrease in gross profit margin was primarily due to the business tax refund received in the preceding quarter as mentioned above. The year-over-year improvement in gross loss margin was primarily due to increased revenue from the sale of accessories and premium email services, lower business tax resulting from certain preferential business tax treatment in the PRC which commenced in the first quarter of 2008 and lower server depreciation expenses during the third quarter of 2008.

Operating Expenses

Total operating expenses for the third quarter of 2008 were RMB164.6 million (US$24.2 million), compared to RMB149.7 million (US$22.1 million) and RMB179.0 million (US$26.4 million) for the preceding quarter and the third quarter of 2007, respectively. The quarter-over-quarter increase in selling and marketing expenses was primarily driven by higher costs related to the marketing of FWJ and Tianxia II, higher marketing cost associated with the Beijing Olympics and higher staff-related costs resulting from increased headcount. The quarter-over-quarter increase in general and administrative expenses was primarily driven by a net increase in bad debt provision during the third quarter of 2008. Research and development expenses remained relatively stable quarter-over-quarter. The year-over-year decrease in operating expenses was primarily due to decreased selling and marketing expenses related to the launch of Westward Journey Online III in the third quarter of 2007, partially offset by increased research and development staff cost, resulting from increased headcount in the third quarter of 2008.

Net Profit

Net profit for the third quarter of 2008 totaled RMB313.3 million (US$46.1 million), compared to RMB438.2 million (US$64.5 million) and RMB260.2 million (US$38.3 million) for the preceding quarter and the third quarter of 2007, respectively. During the third quarter of 2008, the Company reported a net foreign exchange loss of RMB68.3 million (US$10.1 million) under Other, net, compared to RMB26.4 million (US$3.9 million) and RMB11.3 million (US$1.7 million) for the preceding quarter and the third quarter of 2007, respectively. The quarter-over-quarter and year-over-year increases in net foreign exchange loss in the current quarter were primarily attributable to the translation loss arising from the Company’s US dollar- and Euro-denominated bank deposits and the fact that the Company fully redeemed its zero coupon subordinated convertible notes in July 2008 which had generated exchange gains in 2007 and 2008 prior to such redemption. NetEase reported both basic and diluted earnings per American depositary share (“ADS”) of US$0.36 for the third quarter of 2008. The Company reported basic and diluted earnings per ADS of US$0.53 and US$0.50 and US$0.31 and US$0.29 for the preceding quarter and the third quarter of 2007, respectively.

Income Taxes

Effective as of January 1, 2008, the Chinese government adopted a new income tax law which unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%. Prior to the adoption of the new law, a number of the Company’s subsidiaries and variable interest entities (VIEs) were entitled to various preferential tax treatments. The Company’s subsidiaries and VIEs are at various stages of progress depending on the requirements of the different local tax authorities in applying for the New/High Technology Enterprises (“NHTEs”) preferred tax treatment pursuant to the “Working Guidelines for Assessment of New/High Technology Enterprises” issued by the Chinese tax authorities on July 8, 2008. Accordingly, NetEase followed the applicable accounting standards and adopted the statutory rate of 25% in making tax provisions for the third quarter ended September 30, 2008, except for entities still enjoying unexpired tax holidays.

The tax charge for the third quarter of 2008 was RMB125.7 million (US$18.5 million), compared to the tax charge of RMB140.0 million (US$20.6 million) and the tax charge of RMB19.9 million (US$2.9 million) for the preceding quarter and the third quarter of 2007, respectively. The quarter-over-quarter decrease in tax charge was primarily attributable to an increased level of income recorded by the Company’s subsidiaries and VIEs operating in China, which currently enjoy unexpired tax holidays. The year-over-year increase in tax charge was mainly due to the lower effective tax rate in effect under the pre-2008 tax laws. Under the pre-2008 tax laws, the Company’s effective tax rate was 7.1% in the third quarter of 2007. The Company expects to reverse any excess tax provisions in subsequent periods if its subsidiaries and VIEs in China are granted the NHTE preferential tax status, which is expected to be partially offset by the anticipated reduction to deferred tax assets recorded at the lower NHTE preferred tax rates in future quarters.

Other Information

As of September 30, 2008, the Company’s total cash and time deposit balance was RMB5.28 billion (US$777.5 million), compared to RMB4.16 billion (US$612.5 million) as of December 31, 2007. Cash flow generated from operating activities was approximately RMB495.5 million (US$73.0 million) for the third quarter of 2008, compared to RMB513.3 million (US$75.6 million) and RMB339.2 million (US$50.0 million) for the preceding quarter and the third quarter of 2007, respectively.

On September 12, 2008, the Company’s Board authorized a new share repurchase program of up to US$100 million of the Company's outstanding ADSs for a period not to exceed one year. The authorization followed NetEase’s completion of a 12-month share repurchase program previously announced on July 2, 2007. As of September 30, 2008, the Company has spent in aggregate a total purchase consideration of approximately US$63,000 (including transaction costs).

**	The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.7899 on September 30, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2008, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 8:00 pm Eastern Time on Wednesday, November 12, 2008 (Beijing/Hong Kong Time: 9:00 am, Thursday, November 13, 2008). Chief Executive Officer William Ding, Acting Chief Financial Officer Onward Choi, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 800-218-9073 (international: 303-262-2053), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-405-2236 (international 303-590-3000), and entering passcode 11121416#. The replay will be available through November 26, 2008 Eastern Time.

This call is being webcast live and archived, and will be available for 12 months on NetEase's corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*  *  *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and exploration of strategic licensing opportunities; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive approvals of the preferential tax treatments previously available to certain of its subsidiaries and VIEs in China), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2007	September 30, 2008	September 30, 2008
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	2,482,820,821	985,038,655	145,074,103
Time deposits	1,675,813,944	4,293,828,441	632,384,636
Accounts receivable, net	166,727,514	218,099,421	32,121,154
Prepayments and other current assets	45,143,728	57,318,923	8,441,793
Deferred tax assets	65,787,113	29,846,484	4,395,718

Total current assets	4,436,293,120	5,584,131,924	822,417,404

Non-current assets:
Non-current rental deposits	3,033,171	3,361,265	495,039
Property, equipment and software, net	183,471,666	217,705,609	32,063,154
Land use right, net	26,956,800	12,628,134	1,859,841
Prepayment for license right	—	27,463,600	4,044,772
Deferred tax assets	19,060,225	18,808,960	2,770,138
Other long-term assets	16,844,399	46,178,154	6,801,006

Total non-current assets	249,366,261	326,145,722	48,033,950

Total assets	4,685,659,381	5,910,277,646	870,451,354

Liabilities and Shareholders’ Equity

Current liabilities:
Zero-coupon convertible subordinated notes due July 15, 2023	641,778,908	—	—
Accounts payable	89,143,868	160,056,476	23,572,729
Salary and welfare payables	68,653,742	53,761,507	7,917,864
Taxes payable	92,438,670	178,726,735	26,322,440
Deferred revenue	354,966,697	443,867,161	65,371,679
Accrued liabilities	29,844,067	55,883,575	8,230,397

Total current liabilities	1,276,825,952	892,295,454	131,415,109

Long-term payable:
Other long-term payable	10,200,000	200,000	29,456

Total long-term payable	10,200,000	200,000	29,456

Total liabilities	1,287,025,952	892,495,454	131,444,565

Shareholders’ equity	3,398,425,631	5,017,577,547	738,976,649

Minority interests	207,798	204,645	30,140

Total liabilities and shareholders’ equity	4,685,659,381	5,910,277,646	870,451,354

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	September 30, 2007	June 30, 2008	September 30, 2008	September 30, 2008
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	468,651,024	595,039,049	675,127,723	99,431,173
Advertising services	85,478,302	103,937,354	113,005,479	16,643,173
Wireless value-added services and others	16,946,709	16,897,198	18,477,994	2,721,394

Total revenues	571,076,035	715,873,601	806,611,196	118,795,740
Business taxes	(23,420,856)	137,081,472	(10,641,607)	(1,567,270)

Total net revenues	547,655,179	852,955,073	795,969,589	117,228,470

Total cost of revenues	(105,710,714)	(130,164,922)	(164,696,351)	(24,256,079)

Gross profit	441,944,465	722,790,151	631,273,238	92,972,391

Operating expenses:
Selling and marketing expenses	(83,189,695)	(53,403,127)	(62,505,815)	(9,205,705)
General and administrative expenses	(48,276,202)	(44,127,629)	(48,810,235)	(7,188,653)
Research and development expenses	(47,515,112)	(52,208,647)	(53,322,288)	(7,853,177)

Total operating expenses	(178,981,009)	(149,739,403)	(164,638,338)	(24,247,535)

Operating profit	262,963,456	573,050,748	466,634,900	68,724,856
Other income (expenses):
Investment income	116,843	123,534	1,202,091	177,041
Interest income	29,194,435	31,439,986	39,704,670	5,847,607
Other, net	(12,164,815)	(26,439,269)	(68,543,630)	(10,094,940)

Profit before tax	280,109,919	578,174,999	438,998,031	64,654,564
Income tax	(19,946,757)	(140,003,786)	(125,687,666)	(18,510,975)

Profit after tax	260,163,162	438,171,213	313,310,365	46,143,589
Minority interests	—	117	2,235	329

Net profit	260,163,162	438,171,330	313,312,600	46,143,918

Earnings per share, basic	0.09	0.14	0.10	0.01

Earnings per ADS, basic	2.13	3.62	2.45	0.36

Earnings per share, diluted	0.08	0.14	0.10	0.01

Earnings per ADS, diluted	1.99	3.39	2.42	0.36

Weighted average number of ordinary shares outstanding, basic	3,053,681,518	3,027,874,505	3,199,978,057	3,199,978,057

Weighted average number of ADS outstanding, basic	122,147,261	121,114,980	127,999,122	127,999,122

Weighted average number of ordinary shares outstanding, diluted	3,261,550,487	3,233,701,752	3,240,451,297	3,240,451,297

Weighted average number of ADS outstanding, diluted	130,462,019	129,348,070	129,618,052	129,618,052

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	September 30, 2007	June 30, 2008	September 30, 2008	September 30, 2008
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	260,163,162	438,171,330	313,312,600	46,143,918
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	24,019,586	23,183,012	22,478,837	3,310,629
Share-based compensation cost	26,072,433	20,836,332	16,117,448	2,373,739
Allowance/(reversal) of provision for doubtful debts	1,067,169	(1,419,319)	9,458,347	1,393,002
(Gain)/Loss on disposal of property, equipment and software	696,754	(23,045)	581,041	85,574
Write-off of property, equipment and software	—	5,247	—	—
Unrealized exchange losses	11,262,944	26,574,778	68,605,629	10,104,071
Share of loss by minority interests	—	(117)	(2,235)	(329)
Net equity share of loss from an associated company	199,941	487,300	1,268,384	186,805
Others	—	—	(7,292)	(1,074)
Changes in operating assets and liabilities:
Accounts receivable	(16,898,211)	(77,960,545)	(33,769,360)	(4,973,469)
Prepayments and other current assets	2,411,864	(3,312,399)	(6,234,669)	(918,228)
Deferred tax assets	2,060,348	18,685,274	24,151,981	3,557,045
Deferred tax assets - non-current	(5,356,345)	(11,697)	347,875	51,234
Accounts payable	(12,339,449)	16,206,953	57,055,571	8,403,006
Salary and welfare payables	(10,472,826)	15,394,921	(12,943,811)	(1,906,333)
Taxes payable	9,217,774	18,745,532	(1,129,914)	(166,411)
Deferred revenue	39,167,706	10,391,562	37,929,704	5,586,195
Accrued liabilities	7,941,122	7,367,340	(1,709,862)	(251,824)

Net cash provided by operating activities	339,213,972	513,322,459	495,510,274	72,977,550

Cash flows from investing activities:
Purchase of property, equipment and software	(16,472,855)	(20,258,398)	(49,664,942)	(7,314,532)
Proceeds from sale of property, equipment and software	10,320	62,501	150,070	22,102
Incentive received on land use right	—	15,000,000	—	—
Prepayment for license right	—	—	(27,463,600)	(4,044,772)
Investment in an associated company	(2,500,000)	—	(31,000,000)	(4,565,605)
Net cash received upon closure of VIE	(1,217,831)	—	—	—
Net change in time deposits with terms of three months	(216,493,992)	(309,877,981)	(932,958,372)	(137,403,846)
Placement/rollover of matured time deposits	(201,035,000)	(201,856,509)	(1,290,712,014)	(190,092,934)
Uplift of matured time deposits	598,179,141	180,542,729	445,500,062	65,612,168
Net change in other assets	(2,306)	81,783	668,111	98,398

Net cash provided by (used in) investing activities	160,467,477	(336,305,875)	(1,885,480,685)	(277,689,021)

Cash flows from financing activities:
Capital contribution form minority shareholders	—	—	2,710	399
Proceeds from employees exercising stock options	20,819,202	328,603	16,009,885	2,357,897
Repurchase of company shares	(231,914,175)	—	(424,438)	(62,510)
Payment of other long-term payable	—	—	(10,000,000)	(1,472,776)

Net cash provided by (used in) financing activities	(211,094,973)	328,603	5,588,157	823,010

Effect of exchange rate changes on cash held in foreign currencies	(3,525,100)	(39,668,730)	(29,719,910)	(4,377,076)
Net increase (decrease) in cash	285,061,376	137,676,457	(1,414,102,164)	(208,265,537)
Cash, beginning of the quarter	920,360,140	2,261,464,362	2,399,140,819	353,339,640

Cash, end of the quarter	1,205,421,516	2,399,140,819	985,038,655	145,074,103

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	19,457,537	117,313,562	83,231,216	12,258,092

Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	237,971,707	76,433,652	—	—
Fixed asset purchases financed by accounts payable	11,313,407	10,529,644	24,305,244	3,579,617
Conversion of convertible notes to ordinary shares	—	168,377,187	433,664,691	63,869,084

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	September 30, 2007	June 30, 2008	September 30, 2008	September 30, 2008
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	468,651,024	595,039,049	675,127,723	99,431,173
Advertising services	85,478,302	103,937,354	113,005,479	16,643,173
Wireless value-added services and others	16,946,709	16,897,198	18,477,994	2,721,394

Total revenues	571,076,035	715,873,601	806,611,196	118,795,740

Business taxes:
Online game services	(15,465,484)	133,155,985	(849,228)	(125,072)
Advertising services	(7,265,655)	(8,834,675)	(9,605,466)	(1,414,670)
Wireless value-added services and others	(689,717)	12,760,162	(186,913)	(27,528)

Total business taxes	(23,420,856)	137,081,472	(10,641,607)	(1,567,270)

Net revenues:
Online game services	453,185,540	728,195,034	674,278,495	99,306,101
Advertising services	78,212,647	95,102,679	103,400,013	15,228,503
Wireless value-added services and others	16,256,992	29,657,360	18,291,081	2,693,866

Total net revenues	547,655,179	852,955,073	795,969,589	117,228,470

Cost of revenues:
Online game services	(48,094,598)	(63,985,689)	(69,658,107)	(10,259,077)
Advertising services	(35,946,007)	(45,063,123)	(75,569,816)	(11,129,739)
Wireless value-added services and others	(21,670,109)	(21,116,110)	(19,468,428)	(2,867,263)

Total cost of revenues	(105,710,714)	(130,164,922)	(164,696,351)	(24,256,079)

Gross profit (loss):
Online game services	405,090,942	664,209,345	604,620,388	89,047,024
Advertising services	42,266,640	50,039,556	27,830,197	4,098,764
Wireless value-added services and others	(5,413,117)	8,541,250	(1,177,347)	(173,397)

Total gross profit	441,944,465	722,790,151	631,273,238	92,972,391

Gross profit (loss) margin:
Online game services	89.4%	91.2%	89.7%	89.7%
Advertising services	54.0%	52.6%	26.9%	26.9%
Wireless value-added services and others	(33.3)%	28.8%	(6.4)%	(6.4)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended
	September 30, 2007	June 30, 2008	September 30, 2008	September 30, 2008
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	4,110,297	3,396,419	3,840,525	565,623
Operating expenses
- Selling and marketing expenses	3,716,654	2,675,811	2,010,771	296,141
- General and administrative expenses	8,824,199	7,538,343	5,498,972	809,876
- Research and development expenses	9,421,283	7,225,759	4,767,180	702,099